
Exes of Christmas Past
STARRING
BRITTANY UNDERWOOD
AND
ALEX TRUMBLE
12 DARES OF CHRISTMAS
A ROYAL CHRISTMAS HOLIDAY
2ND CHANCE FOR CHRISTMAS
A MISSED CONNECTION
The Wedding Wish
LUCKY HEARTS

EXES OF CHRISTMAS PAST FEATURE FILM

A Christmas-themed romantic comedy feature in the Hallmark model

youtube.com/@jakejarvi Chicago, IL Entertainment Film

Highlights

1. Christmas rom-coms are the most consistent annual earners in the straight-to-streaming marketplace.

2. We've partnered with producers from Very Merry Entertainment, who have a proven track record.

3. Our previous film, Haunt Season, sits at 91% on Rotten Tomatoes.

4 Incredible production value + low budget = Potential for enormous ROI (Not guaranteed)

5 Our co-writer Eliza Toser has seen more romantic movies than anyone her age. (Not verifiable)

Team



Jacob Jarvi Director/Co-Writer/Editor/Producer

Jake shoots and edits every video on the Rob Scallon YouTube channel with more than 2.5 million subscribers and over 571 million video views. He wrote and directed the feature Haunt Season and the award-winning web series The Platoon of Power Squadron.

jakejarvi.com [in] X



Eliza Toser Co-Writer/Producer

Haunt Season's Producer and Production Manager finally gets to bring her lifelong love of romantic fiction to the page marrying the popular "big city girl returns home" storyline with the classic three helpful visitors structure of A Christmas Carol.



Chris Charles Executive Producer

Chris and longtime collaborator John W. Bosher co-founded Throughline Films and its holiday label, Very Merry Entertainment. For the past 20 years, the duo have produced and arranged distribution for dozens of film and TV projects spanning all genres.

throughlinefilms.com



John Bosher Executive Producer

John and longtime collaborator Chris Charles co-founded Throughline Films and its holiday label, Very Merry Entertainment. For the past 20 years, the duo have produced and arranged distribution for dozens of film and TV projects spanning all genres.

throughlinefilms.com

Exes of Christmas Past Pitch Deck


Exes of Christmas Past
STARRING
BRITTANY UNDERWOOD
AND
ALEX TRUMBLE
12 DARES OF CHRISTMAS
A ROYAL CHRISTMAS HOLIDAY
2ND CHANCE FOR CHRISTMAS
A MISSED CONNECTION
The Wedding Wish
LUCKY HEARTS


The Story
Exes of Christmas Past follows Josie Fletcher, a successful hotel manager in Chicago, who returns home to her parents' quaint B&B for the holidays to help them after her father's surgery. While preparing for the town's annual Christmas Crawl, Josie is surprised to find three of her high school ex-boyfriends staying at the B&B. As she helps with their personal dilemmas, she rekindles a romance with Sam, one of her exes who recently sold his tech company. Through the holiday preparations and heartfelt conversations, Josie realizes her true feelings for Sam and decides to take over the family B&B, embracing a new chapter in her life filled with love and family tradition.


Starring:
Brittany Underwood


& Alex Trumble
We are delighted to announce Brittany Underwood and Alex Trumble as our romantic leads: Josie and Sam. Their previous credits in the romance genre speak for themselves and as a bonus they're a couple in real life! They have been looking for a project to utilize their chemistry, and we are thrilled that Exes of Christmas Past is the project they chose to pursue!
12 DARES of CHRISTMAS
A ROYAL CHRISTMAS HOLIDAY
2nd CHANCE for CHRISTMAS
A MISSED CONNECTION
Wedding Wish
LUCKY HEARTS


Chris Charles & John Bosher
Executive Producers
We are thrilled to be partnering with Chris Charles and John Bosher, the producers behind Very Merry Entertainment. They have produced several successful Christmas rom-coms that have premiered on Hulu and AMC+, and are already bringing their acumen, finesse, and added value to this project.
↓ Reel below ↓
TAMARA FELDMAN
MATT TRUDEAU
REPORTING FOR CHRISTMAS
Christmas ON THE RANCH
SARAH BROOKS
HERB PORTER
CHRISTMAS WITH Felicity

[Click here for Very Merry Entertainment Reel]


Director
Jake Jarvi
Jake Jarvi shoots and edits every video that appears on the Rob Scallon YouTube channel with more than 2.5 million subscribers and over 550 million video views.
He wrote, produced, and directed *Haunt Season*, a Halloween-season horror film, now available on Amazon, Apple TV, Tubi and other platforms.
Jake was the creator, writer, director, editor, sound editor, a producer, and a visual effects artist on the multi-award-winning web series *The Platoon of Power Squadron.*
He really like movies a lot.

↓ Director's Reel below ↓

Click here for Director's Reel



Jake Jarvi & Eliza Toser
Writers' Statement

We wrote Exes of Christmas Past because we love Christmas rom-coms. They offer a small portal to the magic of the season. You're invited into a world where kindness reigns, the twinkle lights are decked wall-to-wall, and all is bathed in a soft golden glow. All while you watch two people with fantastic chemistry inevitably gravitate toward one another.

We wanted to explore all manner of relationships with this movie. There's the solidity of the partnership Josie's parents have built through their marriage and the B&B they created together. Her first ex recruits Josie's help to find the perfect present to show his wife how much he values her years after settling into parenthood. Her second ex's current relationship is on the rocks, and he's hoping Josie will coach him into avoiding a breakup. And the third ex is like herself--committed to a career he values and blindsided by a rekindled spark that he thought was in the past. Each relationship delivers a different approach to how people connect with each other. It's like getting four Christmas movies in one, three rom-coms and one city girl returns to her roots.





The Location

Cherry Tree Inn B&B

We are so excited to be filming at the beautiful Cherry Tree Inn, film royalty in its own stead. Most famously used in *Groundhog Day*, and more recently seen in *Reporting for Christmas*, this historic Victorian B&B makes the perfect setting for our story.

Josie's parents have spent their lives creating this beautiful B&B and perfecting their hosting. Is it any wonder Josie went into hospitality? Home for the holidays for the first time in years, Josie reconnects with the legacy that her parents created, and finds that she has many ideas that she'd like to pursue there.

We're delighted that Nicely Entertainment will be distributing Exes of Christmas Past to global audiences and markets around the world.

Known as 'the leader in 'feel-good'



entertainment, Nicely brings to market more than 25 new movies each year. Since the company's founding in 2020, movies have premiered on all major channels and platforms from Lifetime, Hallmark, Hulu, Netflix, UPtv, and Great American Family with hit titles like *A Royal in Paradise* and *A Christmas Frequency* with Denise Richards. With a catalog of over 100 movies, Nicely is also a VOD aggregator in the USA.



A Christmas FREQUENCY
JANA KRAMER
ADAM SENN
A COWBOY CHRISTMAS ROMANCE
RHIANNON FISH
MITCHELL BOURKE
A ROYAL IN Paradise

Christmas romantic comedies have a guaranteed position in the marketplace every year from September through December, Christmas in July, and many viewers appreciate their comfort year-round.

Exes of Christmas Past was designed to combine the "big city girl returns home to rediscover the magic of family tradition" with the classic "three visitors each have a helpful lesson" structure of A Christmas Carol--the most recognizable story of the Christmas season there is.

This combination of familiarity is a perfect recipe for coziness that our audience will return to again and again.



NETFLIX

prime video

Lifetime

hulu

tv+

Hallmark CHANNEL

Countdown to Christmas

max

Visual Style



Return on Investment

All investors recoup 120% of their investment before the production team shares in any profit, after which the investor pool and the First Snow LLC split profits 50/50 in perpetuity. Any single investor's percentage of profit within the pool is determined by their investment's percentage of the film's overall budget.

Investment Levels

$100-$4,999	Listed in Wefunder investors during Special Thanks of end credits
$5,000	Associate Producer credit during end credits
$10,000	Co-Producer credit during end credits
$15,000	Co-Producer credit during opening credits
$20,000	Co-Executive Producer credit during opening credits
$25,000	Executive Producer credit during opening credits



Budget Breakdown

Target Budget
$300,000

Cast
$34,000

Crew
$140,000

Production
$62,500

Post Production
$32,500

Publicity/Insurance/
Contingency
$30,000

Our target budget is just under $300k, but we have the ability to increase up to $400k within the budgeting model.



Timeline

🔴 April 13, 2025 - Begin Production

🟢 April 26, 2025 - Wrap Production

🟡 June 2, 2025 - Picture Lock
   -includes temp sound mix, temp color

🔴 August 1, 2025 - Film Complete
   -final sound mix, color, vfx, music, titles

November 1, 2025 - Commercial Release